Exhibit 12.1

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)
(in millions of dollars)

	For the Three Months Ended		For the Fiscal Years Ended
	May 31, 2018	May 31, 2017	February 28, 2018	February 28, 2017	February 29, 2016	February 28, 2015	February 28, 2014
Earnings:
Income before income taxes	$902.0	$472.4	$2,338.0	$2,083.0	$1,501.2	$1,179.6	$2,202.3

Plus fixed charges	94.3	87.4	356.8	356.7	332.3	352.3	337.5

Less interest capitalized	(4.6)	(3.7)	(17.5)	(16.6)	(12.7)	(8.2)	(0.9)

Earnings, as adjusted	$991.7	$556.1	$2,677.3	$2,423.1	$1,820.8	$1,523.7	$2,538.9

Fixed Charges:
Interest on debt and capitalized leases, amortization of debt issuance costs, and amortization of discount on debt (b)	$92.9	$86.3	$352.1	$352.0	$327.8	$347.6	$332.2

Interest element of rentals	1.4	1.1	4.7	4.7	4.5	4.7	5.3

Total fixed charges	$94.3	$87.4	$356.8	$356.7	$332.3	$352.3	$337.5

Ratio of Earnings to Fixed Charges	10.5x	6.4x	7.5x	6.8x	5.5x	4.3x	7.5x

(a)
For the purpose of calculating the ratio of earnings to fixed charges, “earnings” represent income before income taxes (adjusted, as appropriate, for equity in earnings of equity method investees) plus fixed charges less interest capitalized. “Fixed charges” consist of interest expensed and capitalized, amortization of debt issuance costs, amortization of discount on debt, and the portion of rental expense which management believes is representative of the interest component of lease expense.

(b)
The Company’s policy is to classify interest expense recognized on uncertain tax positions as income tax expense. The Company has excluded interest expense recognized on uncertain tax positions from the Ratio of Earnings to Fixed Charges.